Exhibit 16
Letter from Williams & Webster, P.S., Item 304(a)



Williams & Webster, P.S.


July 31, 2002

Securities & Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re: Luna Medical Technologies, Inc.
    Commission File Number 0-26619


Dear Sirs:

We are in agreement with the statements made by the above registrant in its Form 8-K dated May 15, 2002.

Our independent auditor's report on the financial statements of Luna Medical Technologies for the period ended March 31, 2000 contained no adverse opinion or disclaimer of opinion, nor was it modified as to audit scope, accounting principles, or uncertainties other than the ability to continue as a going concern.

There were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Sincerely,

/s/ Williams & Webster, P.S.
Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington